September 25, 2025

Cyril Wallace, Jr.
Chief Executive Officer
REED'S, INC.
501 Merritt 7 Corporate Park
Norwalk, Connecticut 06851

        Re: REED'S, INC.
            Registration Statement on Form S-1
            Filed September 19, 2025
            File No. 333-290411
Dear Cyril Wallace, Jr.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Eranga Dias at 202-551-8107 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing